Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04045704

6th October 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 OCT 25 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
2004 Interim Dividend

I enclose for your attention a notification dated 6th October 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	10:18 06-Oct-04
Number	7702D

JARDINE MATHESON HOLDINGS LIMITED

2004 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2004 interim dividend of the above Company. The dividend will be paid on 20th October 2004.

2004 interim dividend per share:	US cents 8.50
GBP equivalent:	4.7699 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

6th October 2004

www.jardines.com

END

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